FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 11, 2006

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





         Notification of Transactions of Directors, Persons Discharging
                 Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned person on 10 January 2006 of an increase in their notional interests in Ordinary Shares at a price of GBP14.61 per share and Ordinary Share ADRs at a price of $51.96 per ADR following the notional re-investment of the dividend paid to shareholders on 5 January 2006.

Mr R Bondy                                            1,101.210 Ordinary shares

Dr W Calhoun                                          356.879 ADRs

Mr M Dunoyer                                          414.741 Ordinary shares

Dr J P Garnier                                        2,855.029 ADRs

Dr R Greig                                            356.879 ADRs

Mr J Heslop                                           108.726 Ordinary shares

Mr D Phelan                                           549.593 ADRs

Dr D Pulman                                           364.343 Ordinary shares
                                                      175.072 ADRs

Mr D Stout                                            1,056.361 ADRs

Mr C Viehbacher                                       549.593 ADRs

Mr A Witty                                            970.047 Ordinary shares

Dr T Yamada                                           856.509 ADRs

Mrs J Younger                                         250.275 Ordinary shares

Mr J Ziegler                                          549.593 ADRs

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).

S M Bicknell
Company Secretary

11 January 2006



SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 11, 2006                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc